MBSC SECURITIES CORPORATION AND SUBSIDIARY

(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2015

(In thousands, except share data)

Assets

Cash and cash equivalents - notes 3 & 6	$ 120,592
Cash segregated for the exclusive benefit of customers	3,027
Receivables:	
Receivables from related investment companies - note 9 (a)	23,145
Receivables from affiliates - note 9 (b)	8,293
Receivables from others	5,195
Fixed assets, at cost, less accumulated depreciation and amortization - note 4	752
Deferred sales commissions - note 5	1,556
Deferred income taxes, net - note 10	6,226
Other assets	8,668
Total assets	$ 177,454

Liabilities and Stockholder's Equity

Liabilities:	
Income tax reserves - note 10	$ 3,362
Due to affiliates - note 9 (b)	22,628
Accounts payable and accrued expenses	38,914
Total liabilities	64,904
Stockholder's equity	
Common stock, no par value, authorized, issued, and outstanding 200 shares	—
Additional paid-in capital	285,005
Accumulated deficit	(172,455)
Total stockholder's equity	112,550
Total liabilities and stockholder's equity	$ 177,454

See accompanying notes to consolidated statement of financial condition.